October 18, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re: Sino Green Land Corp

Registration Statement on Form 10-12G/A

Filed September 7, 2021

File No. 000-53208

Dear Sir and Madam of the SEC:

On behalf of Sino Green Land Corp., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated October 6, 2021 addressed to Mr. Xiong Luo, the Company’s Chief Executive Officer, with respect to the Company’s filing of its 10-12G/A on September 7, 2021.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) Analysis

Amendment No. 2 to Registration Statement on Form 10-12G filed September 7, 2021

Introductory Comment, page 3

1. We note your revised disclosure on page 3, which states that “because of the Company’s subsidiary in Hong Kong its operations there, there is always a risk that the Chinese government may in the future seek to affect operations of any company with any level of operations in China . . . .” Please also discuss here how the policies of the Chinese government, including the implementation of the National Security Law in Hong Kong, has or may impact your ability to operate with legal certainty, as you discuss in greater detail on page 13.

Company Response:

We have updated the Introductory Comment, page 3 to address the above.

2. Please also provide disclosure here that addresses the risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of China’s laws in Hong Kong and that rules and regulations in China can change quickly with little advance notice, as you discuss in greater detail on page 12.

Company Response:

We have updated the Introductory Comment, page 3 to address the above.

Date: October 18, 2021

/s/ Xiong Luo
Xiong Luo
Chief Executive Officer